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                          Ilion Technology Corporation
                          Pacific Lithium (NZ), Limited
                                  2 Mana Place
                            Manuka City, New Zealand
                           Telephone: 011-649-261-1710



                                January 22, 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:  Withdrawal of Registration Statement of Pacific Lithium Limited,
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       No. 333-37002-01
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Ladies and Gentlemen:

       Pursuant to Rule 477, the above-referenced Registrant, Pacific Lithium Limited, a Delaware corporation which has changed its name to Ilion Technology Corporation (the "Company"), hereby applies for withdrawal of its Registration Statement on Form S-4 as filed with the Commission on May 12, 2000, Registration No. 333-37002-01. In accordance with Rule 477(c), the Company states as the grounds on which it makes this application that due to market conditions and developments in the business of the Company, the offering contemplated by such Registration Statement became impractical, and will not be pursued. Therefore, the Company has now determined that the Registration Statement should be withdrawn. The Company hereby confirms that no securities described in such Registration Statement were sold in connection with the offering described therein. If you have any questions, please contact me at the telephone number shown above.

                                        Very truly yours,

                                        /s/ Graeme Silbert

                                        Graeme Silbert
                                        Vice President
                                        Ilion Technology Corporation
                                        (formerly named Pacific Lithium Limited)

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